UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 14, 2017, we entered into memoranda of agreement with Quintana Shipping Ltd., or Quintana, to acquire Quintana's 14-vessel fleet, which we refer to as the Quintana Acquisition. As consideration, we will issue 14.5 million common shares to Quintana and assume the fleet's corresponding debt of approximately $262.7 million. The vessels will be owned indirectly by our wholly-owned non-recourse subsidiary. According to binding term sheets we have entered into with the lenders with respect to the Quintana fleet, we have negotiated a $17.4 million down-payment of the debt in exchange for no mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism is put in place whereby if certain conditions are met, we will pay down on the deferred repayment amount of $40.6 million. The average interest rate of the debt to be assumed in connection with the acquisition of Quintana's fleet is LIBOR plus 3.1% margin and ordinary debt repayments, following the end of the waiver period in July 2019, will amount to $5.8 million per quarter. Pursuant to the loan agreements we expect to enter into, our wholly-owned non-recourse subsidiary which indirectly owns the vessels acquired in the Quintana Acquisition will be prohibited from paying dividends to us. During the waiver period through June 2019, we will be required under the loan agreements we expect to enter into for the Quintana fleet to satisfy financial covenants including $10 million in minimum cash and 105% minimum asset value. Following this waiver period, the financial covenants under these loans will include 25% market adjusted equity, $10 million in minimum cash and 125-135% minimum asset value.  The loan agreements we intend to enter into in connection with the Quintana Acquisition will be secured by the 14 vessels acquired from Quintana and a pledge of the shares of the relevant vessel-owning subsidiaries, in the same manner as the vessels of our existing fleet, for which the shares of the relevant vessel-owning subsidiaries are pledged as security. In addition, we have granted customary registration rights with respect to the shares issued in the Quintana Acquisition. The aggregate of 14.5 million common shares to be issued in consideration for the Quintana fleet will be issued with respect to each vessel upon the delivery of the vessel. The closing of our acquisition of the Quintana fleet is subject to customary conditions to closing as well as the successful completion of an equity offering and entry into final binding loan agreements substantially in accordance with the binding term sheets we have entered into.
We have also agreed, subject to definitive documentation, to acquire two 2017 ice class Panamax vessels from subsidiaries of Seatankers Management Co, Ltd, which are affiliated with Hemen Holding Limited, or Hemen, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family and our main shareholder, which we refer to as the Hemen Acquisition. These vessels will be indirectly owned through a separate wholly-owned non-recourse subsidiary of us which does not also own the vessels acquired in the Quintana Acquisition.. Hemen will issue a seller credit of $22.5 million in total, non-amortizing until June 2019 and with interest rate of LIBOR plus a margin of 3.0%. We will issue an aggregate of 3.3 million common shares in consideration for the vessels, which will be issued with respect to each vessel upon the delivery of the vessel, and which, together with the shares issued in the Quintana Acquisition, we refer to as the Private Placement.
Based on our current level of operating expenses, interest expenses and general and administrative cost, the average cash breakeven rate on a TCE basis for our existing fleet is around $9,200 per day, and based on the expected terms of the loan agreements we expect to enter into described above, we expect the average cash breakeven rate on a TCE basis for our fleet following the Quintana Acquisition and Hemen Acquisition to be reduced to about $9,000 per day.
Attached hereto as Exhibit 99.1 is a copy of the press release of the Company, dated March 14, 2017, issued in connection with the vessel acquisition described above.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-211365), which was declared effective by the Commission on July 21, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED

By: /s/ Per Heiberg
Date: March 14, 2017	Name: Per Heiberg
Title: Principal Financial Officer

Exhibit 99.1

Acquisition of 16 modern dry bulk vessels
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) ("Golden Ocean" or "the Company") today announced that it has entered into agreements to acquire 16 modern dry bulk vessels in an all-share transaction where the Company will issue in aggregate 17.8 million consideration shares and assume debt of USD 285.2 million (the "Acquisition").  Of the 16 vessels to be acquired, 14 will be acquired from subsidiaries of Quintana Shipping Ltd. ("Quintana"), and two ice class Panamax vessels will be acquired from subsidiaries of Seatankers, an affiliate of Hemen Holding Ltd. ("Hemen"), the Company's largest shareholder.  The Acquisition will add significant scale to Golden Ocean's operating fleet and contribute to reducing cash breakeven levels. Based on the closing price of the Golden Ocean share on the Oslo Stock Exchange on March 14, 2017 of NOK 61.50, equal to USD 7.14 per share at a USD/NOK exchange rate of 8.6078, the aggregate transaction value is approximately USD 412.4 million.
Birgitte Ringstad Vartdal, CEO of Golden Ocean Management AS, commented:
"We are proud to be in the position to acquire a large number of modern, high quality vessels in an all-share transaction.  This underscores the value the sellers ascribe to our operating platform, management team and corporate strategy.  The acquired vessels, averaging 4 years of age, which matches the age profile of our existing fleet, will further enhance our already significant commercial scale and increase our operational leverage to a potential dry bulk market recovery.  Combined with attractive bank financing which includes no fixed debt amortization and soft covenants through June 2019, the transaction should be accretive also in terms of cash breakeven levels. We consider the price obtained to be attractive and expect the transaction to be significantly value-accretive to our shareholders."
As part of the Acquisition, Golden Ocean will acquire Quintana's 14 vessel fleet and assume the fleet's corresponding debt of USD 262.7 million in consideration for 14.5 million shares of Golden Ocean. Golden Ocean has agreed to a USD 17.4 million down payment of the debt associated with the fleet in order to obtain no fixed debt repayments and light covenants through June 2019. A cash sweep mechanism will be in place for excess cash generated by the fleet. The fleet consists of 6 Capesize vessles and 8 Kamsarmax/Panamax vessels, mainly built in Japan and Korea. The vessels will be owned by a non-recourse subsidiary to Golden Ocean.
Additionally, Golden Ocean will acquire two 2017-built ice class Panamax vessels from affiliates of Hemen in consideration for 3.3 million shares of the Company to fund the equity portion of the acquisition. Hemen will issue a seller credit of USD 22.5 million that matures in June 2019, with no fixed amortization. These vessels will also be owned by a non-recourse subsidiary of Golden Ocean.
Completion of the Acquisition is subject to the execution of definitive loan documents, Golden Ocean raising sufficient new equity to satisfy certain loan conditions, customary closing conditions and regulatory approvals. Closing is expected to be during the second quarter of 2017 and on a vessel-by-vessel basis.
DNB Markets is acting as financial advisor to the Company in connection with the Acquisition.
About Golden Ocean
Golden Ocean, a leading dry bulk shipping company, will after this transaction own or control a modern fleet of 77 vessels and six Capesize newbuilding contracts.  On a fully-delivered basis, Golden Ocean's fleet will have an aggregate carrying capacity of approximately 11.0 million deadweight tons ("DWT") and an average age of less than 5 years on a DWT basis.  Golden Ocean's significant scale is further enhanced by its commercial management platform, which manages 45 additional vessels on behalf of third parties. Golden Ocean is listed on the NASDAQ and Oslo Stock Exchange under the symbol 'GOGL.'

The Board of Directors
Golden Ocean Group Limited
March 14, 2017
Hamilton, Bermuda

Contact Persons:
Birgitte Ringstad Vartdal: CEO, Golden Ocean Management AS
+47 22 01 73 53
Per Heiberg: CFO, Golden Ocean Management AS
 +47 22 01 73 45

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.